UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and ECI Telecom to Expand ELRO’s Nationwide WiMAXTM Network. Dated October 28th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and ECI Telecom to Expand ELRO’s Nationwide
WiMAX™ Network

High volume project enables ELRO to extend its SkyLine service across Denmark reaching a potential of 1.2 million new subscribers

Tel Aviv, Israel – October 28, 2008 – ECI Telecom, a global provider of networking infrastructure solutions, and Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced the expansion of ELRO’s nationwide Mobile WiMAX™ network, increasing coverage and capacity for voice and broadband Internet services as part of ELRO’s SkyLine offering.

ELRO’s network has grown significantly since its initial launch with ECI and Alvarion, in Randers last July. Building on this successful deployment, ECI and Alvarion are enabling ELRO to maintain the momentum of rapid network rollout with ECI’s XDM® and BroadGate® Multi-Service Provisioning Platforms (MSPP), and Alvarion’s field-proven BreezeMAX® base station. The network expansion at the 3.5 GHz and 3.6 GHz frequency bands will allow current and new customers to benefit from faster Internet speeds and high quality voice services.

“Demand for high speed Internet services in Denmark is constantly increasing, and with the challenging goal of covering Denmark with WiMAX by 2010, we feel confident with ECI and Alvarion at our side.” said Søren Møller CTO Broadband of ELRO. “The network in Randers has proven to be a great success, and the extension of our service in other regions will bring an affordable solution to the various communication needs of all Denmark residents.”

“With the expansion of ELRO’s nationwide network, consumers in Denmark will be able to experience the advantages of a robust WiMAX solution,” said Mickey Wilf, Director of Nordic Regional Sales, ECI Telecom. “Our Multi-Service Provisioning Platforms together with Alvarion’s market leading radio access network technology offers a cost-optimized, one-stop-shop solution for simplified administration, maintenance and provisioning.”

“ELRO’s unique competitive position is impressive,” said Tzvika Friedman President and CEO of Alvarion. “By choosing an OPEN™ WiMAX solution based on ECI’s integrated WiMAX and transport network, coupled with our BreezeMAX platform, ELRO will be able to quickly connect the residents of Denmark with high speed broadband access.

Furthermore, ELRO can benefit from the global scale of feature rich Mobile WiMAX technology and our extensive deployments.”

Mobile WiMAX technology provides an efficient and fast rollout of broadband services for mass consumers. The wide channel bandwidths, as well as extended coverage offered by Mobile WiMAX, make this an ideal technology for ubiquitous broadband access. Mobile WiMAX is the only next generation technology commercially available today that can provide broadband access on the go to mass market.

About ECI Telecom
ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world’s largest carriers. The Company is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of the companies mentioned and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; the companies’ inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.
“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.
“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.